For the period ended (a) December 31, 1997
File number (c) 811-7215

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The  Prudential Diversified Bond Fund,  Inc.
accounts  for  and  reports for  distributions  to
shareholders  in  accordance  with  "Statement  of
Position  93-2:  Determination,  Disclosure,   and
Financial   Statement  Presentation   of   Income,
Capital Gain, and Return of Capital Distributions by Investment Companies." The effect of applying this Statement of Position on the Diversified Bond
Fund, Inc. was to increase undistributed net income by $386,865, and decrease accumulated net realized gain by $386,865, primarily due to the sale of securities purchased with market discount.
Net investment income, net realized gains and net assets were not affected by this change.